FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 2 - 68279

RICOH COMPANY, LTD.
(Translation of Registrant’s name into English)

15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

SIGNATURE

Pursuant to the Requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ricoh Company, Ltd.
(Registrant)

By: /s/ Zenji Miura
Zenji Miura
Senior Vice President

February 5, 2003

QUARTERLY REPORT

3rd Quarter ended December 31, 2002
(Results for the Period from October 1, 2002 to December 31, 2002)

Index
Page
-Financial Highlights	1

-Performance	2

-Consolidated Performance
1. Consolidated Statements of Income	11
2. Consolidated Sales by Product Category	12
3. Consolidated Balance Sheets	14
4. Consolidated Statements of Cash Flow	15
5. Consolidated Segment Information	16
6. Significant Accounting Policies (Consolidated)	19

-Appendix
1. Quarterly Performance Outline (Consolidated)	21
2. Quarterly Sales by Product Category (Consolidated)	22
3. Forecast (Consolidated)	23

Ricoh Company, Ltd.

* The Company bases the estimates above on information currently available to management, which involves risks and uncertainties that would cause actual results to differ materially from those projected.

Ricoh Company, Ltd. and Consolidated Subsidiaries
Financial Highlights (3rd Quarter ended December 31, 2002)

1. Results for the Period from October 1, 2002 to December 31, 2002
(1) Operating Results		(Millions of yen)
	Three months ended	Three months ended
	December 31, 2002	December 31, 2001
Net sales	420,739	401,331
(% change from the previous corresponding period)	4.8	7.3
Operating income	33,394	29,729
(% change from the previous corresponding period)	12.3	15.0
Income before income taxes	29,987	25,872
(% change from the previous corresponding period)	15.9	12.9
Net income	17,801	14,891
(% change from the previous corresponding period)	19.5	19.4
Net income per share-basic (yen)	24.51	21.41
Net income per share-diluted (yen)	23.74	20.00
Notes:
i. Equity in income of affiliates: ¥459 million (¥524 million in previous corresponding period)
ii. Some changes have been made in accounting method
iii. Percentage changes in net sales, operating income, income before income taxes, and net income based on the previous corresponding period.

(2) Financial Position		(Millions of yen)
	December 31, 2002	March 31, 2002
Total assets	1,807,267	1,832,928
Shareholders' equity	671,132	633,020
Equity ratio (%)	37.1	34.5
Equity per share (yen)	925.98	870.63
Note: Number of shares outstanding as of December 31, 2002: 724,777,428 shares (727,086,738 shares as of March 31, 2002)

(3) Cash Flow		(Millions of yen)
	Nine months ended	Nine months ended
	December 31, 2002	December 31, 2001
Cash flows from operating activities	112,173	33,757
Cash flows from investing activities	-76,695	-64,190
Cash flows from financing activities	-26,212	34,817
Cash and cash equivalents at end of period	177,564	114,099

(4) Items relating to the scale of consolidation and the application of the equity method:
Number of consolidated subsidiaries: 330; nonconsolidated subsidiaries: 40; affiliated companies: 26
(5) Changes in accounting method, etc.:
Consolidated subsidiaries: 3 additions; 2 removals
Companies accounted for by the equity method: no change

Notes:
i. Consolidated financial statements of the Company and its consolidated subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States of America.
ii. Ricoh’s 3rd quarter financial statements are unaudited.

2. Forecast of operating results from April 1, 2002 to March 31, 2003		(Millions of yen)
Net sales		1,738,000
Operating income		138,000
Income before income taxes		125,100
Net income		73,200
Note: Net income per share (Consolidated) 101.00 yen

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 2003. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

-1-

Performance

(1) Overview
Three months ended December 31, 2002, 2001 and half year ended September 30, 2002				(Billions of yen)
	Three months ended	Three months ended	Change	Half year ended
	December 31, 2002	December 31, 2001		September 30, 2002
Domestic sales	210.1	211.7	-0.8%	449.5
Overseas sales	210.5	189.5	11.1%	407.2
Net sales	420.7	401.3	4.8%	856.8
Gross profit	184.9	173.6	6.5%	360.6
Operating income	33.3	29.7	12.3%	61.3
Income before income taxes	29.9	25.8	15.9%	55.6
Net income	17.8	14.8	19.5%	33.5
Net income per share-basic (yen)	24.51	21.41	3.10	46.11
Net income per share-diluted (yen)	23.74	20.00	3.74	44.68
Return on equity (%)	2.7	2.5	0.2%point	5.2
Income before income taxes on total assets (%)	1.7	1.5	0.2%point	3.0
Income before income taxes on net sales (%)	7.1	6.4	0.7%point	6.5
Exchange rate (Yen/US$)	122.59	123.70	-1.11	123.08
Exchange rate (Yen/EURO)	122.59	110.74	11.85	116.95
Expenditure for plant and equipment	16.7	16.8	-0.1	38.4
Depreciation for tangible fixed assets	17.5	20.2	-2.7	33.8
R&D Expenditure	20.8	18.6	2.1	40.2

-2-

Nine months ended December 31, 2002, 2001 and year ended March 31, 2002.				(Billions of yen)
	Nine months ended	Nine months ended	Change	Year ended
	December 31, 2002	December 31, 2001		March 31, 2002
Domestic sales	659.7	664.5	-0.7%	902.6
Overseas sales	617.7	556.9	10.9%	769.6
Net sales	1,277.5	1,221.4	4.6%	1,672.3
Gross profit	545.5	515.5	5.8%	699.9
Operating income	94.7	89.6	5.7%	129.6
Income before income taxes	85.6	78.3	9.3%	113.9
Net income	51.3	43.2	18.5%	61.6
Net income per share-basic (yen)	70.62	62.38	8.24	88.27
Net income per share-diluted (yen)	68.42	58.24	10.18	82.46
Return on equity (%)	7.9	7.5	0.4%point	10.4
Income before income taxes on total assets (%)	4.7	4.5	0.2%point	6.4
Income before income taxes on net sales (%)	6.7	6.4	0.3%point	6.8
Total assets	1,807.2	1,760.3	46.8	1,832.9
Shareholders’ equity	671.1	601.2	69.8	633.0
Interest-bearing debt	541.2	586.0	-44.7	561.4
Equity ratio (%)	37.1	34.2	2.9%points	34.5
Equity per share (yen)	925.98	860.86	65.12	870.63
Cash flows from operating activities	112.1	33.7	78.4	105.1
Cash flows from investing activities	-76.6	-64.1	-12.5	-81.4
Cash flows from financing activities	-26.2	34.8	-61.0	36.2
Cash and cash equivalents at end of period	177.5	114.0	63.4	170.1
Exchange rate (Yen/US$)	122.92	122.67	0.25	125.10
Exchange rate (Yen/EURO)	118.84	108.77	10.07	110.60
Expenditure for plant and equipment	55.1	56.6	-1.5	75.6
Depreciation for tangible fixed assets	51.4	53.3	-1.9	73.7
R&D Expenditure	61.0	58.6	2.4	80.7

-3-

*Overview

- In the third quarter of fiscal 2003, ended December 31, 2002, consolidated net sales increased by 4.8% as compared to the previous corresponding period, to ¥420.7 billion. The increase would have been 3.1% after factoring out the impact of foreign exchange.

- Domestic sales were off 0.8%. Sales of the printing systems such as networkable MFPs (multifunctional printers) and laser printers, improved especially on the strength of demand for color models. Offsetting these gains was lower demand for stand-alone analog products amid the shift to digital offerings and sluggish information technology demand in Japan that dampened sales growth in personal computers and servers.

- Overseas sales increased by 11.1%, as demand remained favorable for core printing systems and other products in all regions. Excluding the foreign exchange effect, overseas sales would have increased by 7.4%.

- Operating income increased by 12.3%. This owed mainly to increased sales of such high-value-added offerings as MFPs and color printers. On top of that, new products were popular, while Ricoh continued its cost-cutting drive, allowing the Company to absorb the expenses of restructuring efforts at subsidiaries and affiliates. Ricoh also benefited from a lower yen. The Company endeavored to lower total other expenses by reducing interest expense in line with decrease on borrowings, thus compensating for higher foreign exchange losses and decreases in interest and dividend income because of adverse conditions in financial markets. Income before income taxes, minority interests and equity in earnings of affiliates thus increased by 15.9%.

- As the result of these factors, net income increased by 19.5% as compared to the previous corresponding period.

*Financial Position

- The Ricoh Group is pursuing an ongoing drive to improve revenues, earnings, and free cash flow to reinforce its financial position.

- At the end of the third quarter, net cash provided by operating activities was ¥112.1 billion, up ¥78.4 billion from the previous corresponding period. This was due primarily to higher net income and increased depreciation and amortization.

- Net cash used in investing activities was ¥76.6 billion, mainly because of higher spending on facilities for new manufacturing lines or product development, and securities investments.

- As a result of the above factors, free cash flow totaled ¥35.4 billion.

- Ricoh again strove during the period to switch from short-term loans to long-term indebtedness while slashing interest-bearing debt. Net cash used in financing activities, including cash dividends paid, was ¥26.2 billion. As the end of the third quarter, cash and cash equivalents were ¥7.3 billion higher year on year, at ¥177.5 billion.

- At the start of fiscal 2003, Ricoh has included short-term investment securities, which are always available-for-sale, such as MMF (Money Management Funds), in cash equivalents. The effects of this change were as follows.

			(Millions of yen)
Cash and cash equivalents at term-end	December 31, 2002	December 31, 2001	March 31, 2002

Under previous accounting policy	86,673	63,856	142,508
Under new accounting policy	177,564	114,099	170,172
Change	90,891	50,243	27,664

-4-

graghs are omited. -5-

*Consolidated Sales by Category

Imaging Solutions (sales down 9.1%, to ¥208.3 billion)
*Digital Imaging Solutions (sales down 6.5%, to ¥151.4 billion)

In core digital PPCs, the Company strengthened everything in its lineup from low-end models to high-speed machines. Sales growth rose, particularly for the strategically focused products, Imagio Neo C240/C320 series. Domestic sales were down, however, amid sluggish demand. Overseas, sales were lower than in the previous corresponding period despite the inroads made by PPCs and MFPs and orders from large accounts.

*Other Imaging Solutions (sales down 15.5%, to ¥56.8 billion)
The sales decreased stemmed from the continued shift away from analog PPCs to digital models and MFPs.

Network Input/Output Systems (sales up 41.1%, to ¥117.4 billion)
*Printing Systems (sales up 45.9%, to ¥102.9 billion)

In Japan and internationally, the Company further augmented its lineup of fast, networkable, and color models, expanding sales of printing equipment to meet customer requirements. During the third quarter, the Company increased sales of MFPs and laser printers, notably color offerings.

*Other Input/Output Systems (sales up 14.4%, to ¥14.4 billion)
This business benefited from strong exports of DVD drives and media based on new standards.

Network System Solutions (sales down 11.1%, to ¥40.0 billion)

Ricoh continued to strengthen its useware, document management, and other solutions businesses to lower customers’ total costs of ownership while enhancing performance. The sales decline stemmed from reduced purchases of personal computers and servers owing to corporate constrains on information technology spending.

Other Businesses (sales up 25.4%, to ¥54.9 billion)
The recovery of the semiconductor business and steady gains in leasing and other operations offset lower sales of metering equipment.

-6-

* Consolidated Sales by Geographic Area

Japan (sales down 0.8%, to ¥210.1 billion)

Demand for traditional analog offerings remained low amid the stagnant domestic economy. Still, Ricoh continued to build sales in new areas through customer-focused product and sales strategies. As part of these efforts, the Company strengthened its capabilities in the printing systems such as MFPs and printers and in its solutions business, which encompasses useware and document management. Overall sales were slightly down, however, in keeping with the shift away from analog equipment toward MFPs and color models and sluggish demand for personal computers and servers.

The Americas (sales up 1.9%, to ¥84.1 billion)

The Company further improved its sales network, especially in North America, while expanding sales of such new printing systems as MFPs and printers. On top of that, sales were solid for DVD drives and media based on new standards.

Europe (sales up 13.5%, to ¥88.3 billion)
Overall performance was strong on the back of new printing systems, notably MFPs and printers.

Others (sales up 30.4%, to ¥37.9 billion)
Sales in China, the rest of Asia, and other regions benefited from the shift to digital, networkable, and color systems.

-7-

*Segment Information

Business Segment

Office Equipment

In Japan and overseas, sales of high-value-added MFPs and laser printers were increased, especially on color systems. With the contribution of ongoing efforts to reduce manufacturing costs and lower yen impact, sales and operating income increased.

Other Businesses

While results in the metering equipment business deteriorated, semiconductor demand turned around and leasing and other operations performed favorably. Both sales and operating income in this segment were increased as compared to the previous corresponding period.

-8-

Geographic Segment

Japan

Exports of such high-value-added offerings as MFPs and laser printers drove gains in office equipment, helping boost overall sales in that business area despite a decline in Japan. Operating income remained flat, as Ricoh increased overseas production under its policy of optimally locating manufacturing operations closer to customer markets and because of the lower sales in Japan.

The Americas

Despite intense competition, sales of highly profitable printing systems were increased, particularly for strategic MFPs and laser printers. Both regional sales and operating income improved as compared to the previous corresponding period.

Europe
The Company continued to do well, increasing sales of MFPs and laser printers, while maintaining high productivity rates at local plants, causing overall sales and operating income to improve.

Others

Sales remained strong in China and elsewhere in Asia and Oceania in line with the shift to MFPs and other digital equipment. In addition, higher production in China helped increase regional sales and operating income.

-9-

(2) Expectations

A sluggish domestic economy and the yen's recent appreciation has prompted management to lower the fiscal 2003 net sales forecast it announced in October 2002, from ¥1,750.0 billion, to ¥1,738.0 billion. On the positive side, earnings in the third quarter were solidly above expectations, and Ricoh anticipates further income improvements. Management has thus increased its operating income forecast from the ¥134.0 billion, to ¥138.0 billion. Income before income taxes, minority interests and equity in earnings of affiliates is forecasted to reach ¥125.1 billion, compared with the previous forecast of ¥121.5 billion. Similarly, net income is forecasted ¥73.2 billion, against the earlier estimate of ¥71.0 billion.

Exchange Rate Assumptions for the three month ended March 31, 2003
US$ 1 = ¥118.00 (¥132.50 in the previous corresponding period)
EURO 1 = ¥125.00 (¥116.21 in the previous corresponding period)

Exchange Rate Assumptions for the full year ended March 31, 2003
US$ 1 = ¥121.70 (¥125.10 in previous fiscal year)
EURO 1 = ¥120.37 (¥110.60 in previous fiscal year)

			(Billions of yen)
	Year ended	Year ended	Change
	March 31, 2003	March 31, 2002
	(Forecast)
Domestic sales	895.0	902.6	-0.8%
Overseas sales	843.0	769.6	9.5%
Net sales	1,738.0	1,672.3	3.9%	(*1)
Gross profit	741.0	699.9	5.9%
Operating income	138.0	129.6	6.4%
Income before income taxes	125.1	113.9	9.8%
Net income	73.2	61.6	18.8%	(*2)
Notes:
*1…Net sales would be ninth consecutive year of growth.
*2…Net income would be eleventh consecutive year of growth and ninth consecutive year of record high.

* Ricoh bases the estimates above on information currently available to management, which involves risks and uncertainties that would cause actual results to differ materially from those projected.

-10-

1. Consolidated Statements of Income
Three months ended December 31, 2002 and 2001.			(Millions of yen)
	Three months ended December 31, 2002	Three months ended December 31, 2001	Change	%
Net sales	420,739	401,331	19,408	4.8
Cost of sales	235,802	227,700	8,102	3.6
Percentage of net sales (%)	56.0	56.7
Gross Profit	184,937	173,631	11,306	6.5
Percentage of net sales (%)	44.0	43.3
Selling, general and administrative expenses	151,543	143,902	7,641	5.3
Percentage of net sales (%)	36.1	35.9
Operating income	33,394	29,729	3,665	12.3
Percentage of net sales (%)	7.9	7.4
Other (income) expense
Interest and dividend income	603	1,159	-556	-48.0
Percentage of net sales (%)	0.1	0.3
Interest expense	1,298	2,001	-703	-35.1
Percentage of net sales (%)	0.3	0.5
Other, net	2,712	3,015	-303	-10.0
Percentage of net sales (%)	0.6	0.8
Income before income taxes,
equity income and minority interests	29,987	25,872	4,115	15.9
Percentage of net sales (%)	7.1	6.4
Provision for income taxes	12,729	10,969	1,760	16.0
Percentage of net sales (%)	3.0	2.7
Minority interests in earnings of subsidiaries	-84	536	-620	-
Percentage of net sales (%)	0.0	0.1
Equity in earnings of affiliates	459	524	-65	-12.4
Percentage of net sales (%)	0.1	0.1
Net income	17,801	14,891	2,910	19.5
Percentage of net sales (%)	4.2	3.7
Reference:	Three months ended	Three months ended
Exchange rate	December 31, 2002	December 31, 2001
US$ 1	¥122.59	¥123.70
EURO 1	¥122.59	¥110.74

Nine months ended December 31, 2002, 2001 and year ended March 31, 2002.				(Millions of yen)
	Nine months ended December 31, 2002	Nine months ended December 31, 2001	Change	%	Year ended March 31, 2002
Net sales	1,277,560	1,221,418	56,142	4.6	1,672,340
Cost of sales	731,978	705,891	26,087	3.7	972,394
Percentage of net sales (%)	57.3	57.8			58.1
Gross Profit	545,582	515,527	30,055	5.8	699,946
Percentage of net sales (%)	42.7	42.2			41.9
Selling, general and administrative expenses	450,860	425,894	24,966	5.9	570,251
Percentage of net sales (%)	35.3	34.9			34.1
Operating income	94,722	89,633	5,089	5.7	129,695
Percentage of net sales (%)	7.4	7.3			7.8
Other (income) expense
Interest and dividend income	2,638	4,055	-1,417	-34.9	4,753
Percentage of net sales (%)	0.2	0.3			0.3
Interest expense	5,328	6,563	-1,235	-18.8	8,233
Percentage of net sales (%)	0.4	0.5			0.5
Other, net	6,372	8,729	-2,357	-27.0	12,265
Percentage of net sales (%)	0.5	0.7			0.8
Income before income taxes,
equity income and minority interests	85,660	78,396	7,264	9.3	113,950
Percentage of net sales (%)	6.7	6.4			6.8
Provision for income taxes	36,749	34,488	2,261	6.6	51,147
Percentage of net sales (%)	2.9	2.8			3.0
Minority interests in earnings of subsidiaries	-348	2,149	-2,497	-	3,080
Percentage of net sales (%)	0.0	0.2			0.2
Equity in earnings of affiliates	2,067	1,540	527	34.2	1,891
Percentage of net sales (%)	0.2	0.1			0.1
Net income	51,326	43,299	8,027	18.5	61,614
Percentage of net sales (%)	4.0	3.5			3.7
Reference:	Nine months ended	Nine months ended	Year ended
Exchange rate	December 31, 2002	December 31, 2001	March 31, 2002
US$ 1	¥122.92	¥122.67	¥125.10
EURO 1	¥118.84	¥108.77	¥110.60

-11-

2. Consolidated Sales by Product Category
Three months ended December 31, 2002 and 2001.					(Millions of yen)
	Three months ended December 31, ’02	Three months ended December 31, ’01	Change	%	Change excluding exchange impact	%
<Office Equipment>
Imaging Solutions:
Digital Imaging Systems	151,471	161,938	-10,467	-6.5	-13,099	-8.1
Percentage of net sales (%)	36.0	40.4
Domestic	63,618	69,631	-6,013	-8.6	-6,013	-8.6
Overseas	87,853	92,307	-4,454	-4.8	-7,086	-7.7
Other Imaging Systems	56,852	67,295	-10,443	-15.5	-11,737	-17.4
Percentage of net sales (%)	13.5	16.8
Domestic	20,737	24,442	-3,705	-15.2	-3,705	-15.2
Overseas	36,115	42,853	-6,738	-15.7	-8,032	-18.7
Total Imaging Solutions	208,323	229,233	-20,910	-9.1	-24,836	-10.8
Percentage of net sales (%)	49.5	57.2
Domestic	84,355	94,073	-9,718	-10.3	-9,718	-10.3
Overseas	123,968	135,160	-11,192	-8.3	-15,118	-11.2
Networking input/output systems:
Printing Systems	102,972	70,597	32,375	45.9	29,955	42.4
Percentage of net sales (%)	24.5	17.6
Domestic	44,451	35,286	9,165	26.0	9,165	26.0
Overseas	58,521	35,311	23,210	65.7	20,790	58.9
Other Input/Output Systems	14,449	12,636	1,813	14.4	1,660	13.1
Percentage of net sales (%)	3.4	3.1
Domestic	2,274	3,937	-1,663	-42.2	-1,663	-42.2
Overseas	12,175	8,699	3,476	40.0	3,323	38.2
Total Networking input/output systems	117,421	83,233	34,188	41.1	31,615	38.0
Percentage of net sales (%)	27.9	20.7
Domestic	46,725	39,223	7,502	19.1	7,502	19.1
Overseas	70,696	44,010	26,686	60.6	24,113	54.8
Network system solutions	40,073	45,054	-4,981	-11.1	-5,004	-11.1
Percentage of net sales (%)	9.5	11.2
Domestic	39,324	44,331	-5,007	-11.3	-5,007	-11.3
Overseas	749	723	26	3.6	3	0.4
Office Equipment Total	365,817	357,520	8,297	2.3	1,775	0.5
Percentage of net sales (%)	86.9	89.1
Domestic	170,404	177,627	-7,223	-4.1	-7,223	-4.1
Overseas	195,413	179,893	15,520	8.6	8,998	5.0
< Other Businesses >
Other Businesses	54,922	43,811	11,111	25.4	10,715	24.5
Percentage of net sales (%)	13.1	10.9
Domestic	39,793	34,159	5,634	16.5	5,634	16.5
Overseas	15,129	9,652	5,477	56.7	5,081	52.6
Grand Total	420,739	401,331	19,408	4.8	12,490	3.1
Percentage of net sales (%)	100.0	100.0
Domestic	210,197	211,786	-1,589	-0.8	-1,589	-0.8
Percentage of net sales (%)	50.0	52.8
Overseas	210,542	189,545	20,997	11.1	14,079	7.4
Percentage of net sales (%)	50.0	47.2
The Americas	84,177	82,575	1,602	1.9	2,335	2.8
Percentage of net sales (%)	20.0	20.6
Europe	88,381	77,849	10,532	13.5	3,574	4.6
Percentage of net sales (%)	21.0	19.4
Other	37,984	29,121	8,863	30.4	8,170	28.1
Percentage of net sales (%)	9.0	7.2
Each category includes the following products:
Digital Imaging Systems	Digital PPCs, color PPCs, digital duplicators, facsimile machines, related supplies and services
Other Imaging Systems	Analog PPCs, diazo copiers, and related supplies including thermal paper, and services
Printing Systems	MFPs(multifunctional printers), laser printers, related supplies, services and software
Other Input/Output Systems	Optical discs and system scanners
Network System Solutions	Personal computers, PC servers, network systems, network related software, and service/support
Other Businesses	Digital cameras, analog cameras, semiconductors

Reference:	Three months ended	Three months ended
Exchange rate	December 31, 2002	December 31, 2002
US$ 1	¥122.59	¥123.70
EURO 1	¥122.59	¥110.74

-12-

Nine months ended December 31, 2002, 2001 and year ended March 31, 2002.						(Millions of yen)
	Nine months ended December 31, ’02	Nine months ended December 31, ’ 01	Change	%	Change excluding exchange impact	%	Year ended March 31, ’02
<Office Equipment>
Imaging Solutions:
Digital Imaging Systems	460,856	473,906	-13,050	-2.8	-22,207	-4.7	654,425
Percentage of net sales (%)	36.1	38.8					39.1
Domestic	199,484	222,153	-22,669	-10.2	-22,669	-10.2	294,827
Overseas	261,372	251,753	9,619	3.8	462	0.2	359,598
Other Imaging Systems	177,829	213,648	-35,819	-16.8	-40,409	-18.9	279,755
Percentage of net sales (%)	13.9	17.5					16.7
Domestic	61,698	76,028	-14,330	-18.8	-14,330	-18.8	97,356
Overseas	116,131	137,620	-21,489	-15.6	-26,079	-19.0	182,399
Total Imaging Solutions	638,685	687,554	-48,869	-7.1	-62,616	-9.1	934,180
Percentage of net sales (%)	50.0	56.3					55.8
Domestic	261,182	298,181	-36,999	-12.4	-36,999	-12.4	392,183
Overseas	377,503	389,373	-11,870	-3.0	-25,617	-6.6	541,997
Networking input/output systems:
Printing Systems	292,380	219,003	73,377	33.5	66,247	30.2	299,231
Percentage of net sales (%)	22.9	17.9					17.9
Domestic	126,467	101,186	25,281	25.0	25,281	25.0	141,273
Overseas	165,913	117,817	48,096	40.8	40,966	34.8	157,958
Other Input/Output Systems	43,984	32,532	11,452	35.2	11,062	34.0	45,016
Percentage of net sales (%)	3.4	2.7					2.7
Domestic	8,232	11,325	-3,093	-27.3	-3,093	-27.3	14,966
Overseas	35,752	21,207	14,545	68.6	14,155	66.7	30,050
Total Networking input/output systems	336,364	251,535	84,829	33.7	77,309	30.7	344,247
Percentage of net sales (%)	26.3	20.6					20.6
Domestic	134,699	112,511	22,188	19.7	22,188	19.7	156,239
Overseas	201,665	139,024	62,641	45.1	55,121	39.6	188,008
Network system solutions	140,125	148,004	-7,879	-5.3	-7,972	-5.4	206,962
Percentage of net sales (%)	11.0	12.1					12.4
Domestic	138,078	146,335	-8,257	-5.6	-8,257	-5.6	204,631
Overseas	2,047	1,669	378	22.6	285	17.1	2,331
Office Equipment Total	1,115,174	1,087,093	28,081	2.6	6,721	0.6	1,485,389
Percentage of net sales (%)	87.3	89.0					88.8
Domestic	533,959	557,027	-23,068	-4.1	-23,068	-4.1	753,053
Overseas	581,215	530,066	51,149	9.6	29,789	5.6	732,336
< Other Businesses >
Other Businesses	162,386	134,325	28,061	20.9	26,888	20.0	186,951
Percentage of net sales (%)	12.7	11.0					11.2
Domestic	125,813	107,484	18,329	17.1	18,329	17.1	149,602
Overseas	36,573	26,841	9,732	36.3	8,559	31.9	37,349
Grand Total	1,277,560	1,221,418	56,142	4.6	33,609	2.8	1,672,340
Percentage of net sales (%)	100.0	100.0					100.0
Domestic	659,772	664,511	-4,739	-0.7	-4,739	-0.7	902,655
Percentage of net sales (%)	51.6	54.4					54.0
Overseas	617,788	556,907	60,881	10.9	38,348	6.9	769,685
Percentage of net sales (%)	48.4	45.6					46.0
The Americas	254,610	245,241	9,369	3.8	8,868	3.6	341,747
Percentage of net sales (%)	20.0	20.1					20.4
Europe	254,550	225,984	28,566	12.6	9,244	4.1	311,312
Percentage of net sales (%)	19.9	18.5					18.6
Other	108,628	85,682	22,946	26.8	20,236	23.6	116,626
Percentage of net sales (%)	8.5	7.0					7.0
Each category includes the following products:
Digital Imaging Systems	Digital PPCs, color PPCs, digital duplicators, facsimile machines, related supplies and services
Other Imaging Systems	Analog PPCs, diazo copiers, and related supplies including thermal paper, and services
Printing Systems	MFPs(multifunctional printers), laser printers, related supplies, services and software
Other Input/Output Systems	Optical discs and system scanners
Network System Solutions	Personal computers, PC servers, network systems, network related software, and service/support
Other Businesses	Digital cameras, analog cameras, semiconductors

Reference:	Nine months ended	Nine months ended	Year ended
Exchange rate	December 31, 2002	December 31, 2001	March 31, 2002
US$ 1	¥122.92	¥122.67	¥125.10
EURO 1	¥118.84	¥108.77	¥110.60

-13-

3. Consolidated Balance Sheets
December 31, 2002 and March 31, 2002
Assets			(Millions of yen)
	December 31, 2002	March 31, 2002	Change
Current Assets
Cash and time deposits	184,715	182,650	2,065
Trade receivables	406,553	442,399	-35,846
Marketable securities	217	22,935	-22,718
Inventories	149,348	162,176	-12,828
Other current assets	54,530	53,508	1,022
Total Current Assets	795,363	863,668	-68,305
Fixed Assets
Tangible fixed assets	249,253	259,380	-10,127
Finance receivable	463,281	447,829	15,452
Other Investments	299,370	262,051	37,319
Total Fixed Assets	1,011,904	969,260	42,644
Total Assets	1,807,267	1,832,928	-25,661
Note:
Contents of cash and time deposits:
Cash and cash equivalents (*)	177,564	170,172
Time deposits	7,151	12,478

*…Effective from April 1, 2002, Ricoh changed its policy for definition of cash and cash equivalents on its consolidated balance sheets and consolidated statements of cash flow. Results for prior years are restated. (See 6. Significant Accounting Policies (Consolidated) (6))

Liabilities and Shareholders’ Investment			(Millions of yen)
	December 31, 2002	March 31, 2002	Change
Current Liabilities
Trade payables	252,030	277,753	-25,723
Short-term borrowings	180,998	228,408	-47,410
Other current liabilities	142,753	159,540	-16,787
Total Current Liabilities	575,781	665,701	-89,920
Fixed Liabilities
Long-term indebtedness	360,209	332,995	27,214
Retirement benefit obligation	118,394	119,572	-1,178
Other fixed liabilities	27,780	30,592	-2,812
Total Fixed Liabilities	506,383	483,159	23,224
Total Liabilities	1,082,164	1,148,860	-66,696
Minority Interest	53,971	51,048	2,923
Shareholders’ Investment
Common stock	120,573	120,461	112
Additional paid-in capital	171,740	171,628	112
Retained earnings	426,888	385,741	41,147
Accumulated other comprehensive income	-42,739	-44,376	1,637
Treasury stock	-5,330	-434	-4,896
Total Shareholders’ Investment	671,132	633,020	38,112
Total Liabilities and Shareholders’ Investment	1,807,267	1,832,928	-25,661
Note: Other comprehensive income;
Net unrealized holding gains on available-for-sale securities	8,606	10,566	-1,960
Pension liability adjustments	-35,198	-39,710	4,512
Net unrealized gains (losses) on derivative instruments	-181	-207	26
Cumulative translation adjustments	-15,966	-15,025	-941

Reference: Exchange rate	December 31, 2002	March 31, 2002
US$ 1	¥119.90	¥133.25
EURO 1	¥125.08	¥116.14

-14-

4. Consolidated Statements of Cash Flow
Nine months ended December 31, 2002, 2001 and year ended March 31, 2002.			(Millions of yen)
	Nine months ended December 31, 2002	Nine months ended December 31, 2001	Year ended March 31, 2002
I. Cash Flows from Operating Activities:
1. Net income	51,326	43,299	61,614
2. Adjustments to reconcile net income to net cash
provided by operating activities—
Depreciation and amortization	56,519	53,396	73,782
Equity in earnings of affiliates, net of dividends received	-1,129	-1,081	-1,260
Deferred income taxes	-5,139	-2,384	-1,218
Loss on disposal and sales of tangible fixed assets	1,078	993	1,665
Changes in assets and liabilities—
Decrease (increase) in trade receivables	32,308	10,522	-20,006
Decrease in inventories	9,765	7,874	21,194
Increase in finance receivables	-20,517	-18,119	-13,620
Decrease in trade payables	-22,407	-30,024	-19,535
Decrease in accrued income taxes and
accrued expenses and other	-13,965	-33,866	-13,592
Retirement benefit obligation, net	4,804	9,646	8,374
Other, net	19,530	-6,499	7,740
Net cash provided by operating activities	112,173	33,757	105,138
II. Cash Flows from Investing Activities:
1. Proceeds from sales of plant and equipment	201	697	756
2. Expenditures for tangible fixed assets	-53,300	-56,501	-75,231
3. Payments for purchases of available-for-sale securities	-52,142	-8,607	-10,025
4. Proceeds from sales of available-for-sale securities	24,148	18,141	24,568
5. Decrease in investments in and advances to affiliates	46	49	5
6. Decrease (increase) in time deposits	4,882	-359	-477
7. Other, net	-530	-17,610	-21,017
Net cash used in investing activities	-76,695	-64,190	-81,421
III. Cash Flows from Financing Activities:
1. Proceeds from long-term indebtedness	57,685	30,863	71,075
2. Repayment of long-term indebtedness	-15,547	-55,966	-79,640
3. (Decrease) increase in short-term borrowings, net	-52,257	35,234	-39,414
4. Proceeds from issuance of long-term debt securities	11,000	43,500	103,500
5. Repayment of long-term debt securities	-11,553	-10,000	-10,000
6. Cash dividends paid	-10,174	-8,318	-8,322
7. Other, net	-5,366	-496	-964
Net cash provided by (used in) financing activities	-26,212	34,817	36,235
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents	-1,874	1,969	2,474
V. Net Increase in Cash and Cash Equivalents	7,392	6,353	62,426
VI. Cash and Cash Equivalents at Beginning of Year	170,172	107,746	107,746
VII. Cash and Cash Equivalents at End of Period	177,564	114,099	170,172

Effective from April 1, 2002, Ricoh changed its policy for definition of cash and cash equivalents on its consolidated balance sheets and consolidated statements of cash flow. Results for prior years are restated. (See 6. Significant Accounting Policies (Consolidated) (6))

-15-

5. Consolidated Segment Information
(1) Industry Segment Information
Three months ended December 31, 2002 and 2001.			(Millions of yen)
	Three months ended December 31, 2002	Three months ended December 31, 2001	Change	%
Net sales:
Office Equipment	365,817	357,520	8,297	2.3
Other Businesses	55,579	44,786	10,793	24.1
Intersegment	-657	-975	318	-32.6
Total	420,739	401,331	19,408	4.8
Operating expenses
Office Equipment	321,425	315,121	6,304	2.0
Other Businesses	54,425	44,823	9,602	21.4
Intersegment	-666	-976	310	-31.8
Corporate	12,161	12,634	-473	-3.7
Total	387,345	371,602	15,743	4.2
Operating income:
Office Equipment	44,392	42,399	1,993	4.7
Operating income on office equipment sales(%)	12.1	11.9	0.2
Other Businesses	1,154	-37	1,191	-
Operating income on other business sales(%)	2.1	-0.1	2.2
Intersegment	9	1	8	800.0
Corporate	-12,161	-12,634	473	-3.7
Consolidated operating income	33,394	29,729	3,665	12.3
Other income(expenses)	-3,407	-3,857	450	-11.7
Income before income tax	29,987	25,872	4,115	15.9

Nine months ended December 31, 2002 and 2001.			(Millions of yen)
	Nine months ended December 31, 2002	Nine months ended December 31, 2001	Change	%
Net sales:
Office Equipment	1,115,174	1,087,093	28,081	2.6
Other Businesses	164,535	137,362	27,173	19.8
Intersegment	-2,149	-3,037	888	-29.2
Total	1,277,560	1,221,418	56,142	4.6
Operating expenses:
Office Equipment	977,198	960,248	16,950	1.8
Other Businesses	166,472	136,039	30,433	22.4
Intersegment	-2,153	-3,063	910	-29.7
Corporate	41,321	38,561	2,760	7.2
Total	1,182,838	1,131,785	51,053	4.5
Operating income:
Office Equipment	137,976	126,845	11,131	8.8
Operating income on office equipment sales(%)	12.4	11.7	0.7
Other Businesses	-1,937	1,323	-3,260	-
Operating income on other business sales(%)	-1.2	1.0	-2.2
Intersegment	4	26	-22	-84.6
Corporate	-41,321	-38,561	-2,760	7.2
Consolidated operating income	94,722	89,633	5,089	5.7
Other income(expenses)	-9,062	-11,237	2,175	-19.4
Income before income tax	85,660	78,396	7,264	9.3

-16-

(2) Geographic Segment Information
Three months ended December 31, 2002 and 2001.			(Millions of yen)
	Three months ended December 31, ’02	Three months ended December 31, ’01	Change	%
Net sales:
Japan
Unaffiliated Customers	226,091	222,195	3,896	1.8
Intersegment	84,816	80,265	4,551	5.7
Total	310,907	302,460	8,447	2.8
The Americas
Unaffiliated Customers	82,058	81,388	670	0.8
Intersegment	1,273	2,462	-1,189	-48.3
Total	83,331	83,850	-519	-0.6
Europe
Unaffiliated Customers	87,571	77,007	10,564	13.7
Intersegment	651	1,230	-579	-47.1
Total	88,222	78,237	9,985	12.8
Other
Unaffiliated Customers	25,019	20,741	4,278	20.6
Intersegment	19,345	15,587	3,758	24.1
Total	44,364	36,328	8,036	22.1

Intersegment	-106,085	-99,544	-6,541	6.6
Total	420,739	401,331	19,408	4.8
Operating expenses:
Japan	284,768	276,296	8,472	3.1
The Americas	81,538	83,149	-1,611	-1.9
Europe	83,717	74,151	9,566	12.9
Other	41,298	34,461	6,837	19.8
Corporate and eliminations	-103,976	-96,455	-7,521	7.8
Total	387,345	371,602	15,743	4.2
Operating income:
Japan	26,139	26,164	-25	-0.1
Operating income on sales in Japan (%)	8.4	8.7	-0.3
The Americas	1,793	701	1,092	155.8
Operating income on sales in The Americas (%)	2.2	0.8	1.4
Europe	4,505	4,086	419	10.3
Operating income on sales in Europe (%)	5.1	5.2	-0.1
Other	3,066	1,867	1,199	64.2
Operating income on sales in other regions (%)	6.9	5.1	1.8
Corporate and eliminations	-2,109	-3,089	980	-31.7
Consolidated operating income	33,394	29,729	3,665	12.3
Other income(expenses)	-3,407	-3,857	450	-11.7
Income before income tax	29,987	25,872	4,115	15.9

-17-

Nine months ended December 31, 2002 and 2001.			(Millions of yen)
	Nine months ended December 31, 2002	Nine months ended December 31, 2001	Change	%
Net sales:
Japan
Unaffiliated Customers	704,905	689,465	15,440	2.2
Intersegment	237,214	230,859	6,355	2.8
Total	942,119	920,324	21,795	2.4
The Americas
Unaffiliated Customers	246,998	243,527	3,471	1.4
Intersegment	3,810	5,827	-2,017	-34.6
Total	250,808	249,354	1,454	0.6
Europe
Unaffiliated Customers	253,239	224,793	28,446	12.7
Intersegment	2,083	3,390	-1,307	-38.6
Total	255,322	228,183	27,139	11.9
Other
Unaffiliated Customers	72,418	63,633	8,785	13.8
Intersegment	54,175	44,766	9,409	21.0
Total	126,593	108,399	18,194	16.8

Intersegment	-297,282	-284,842	-12,440	4.4
Total	1,277,560	1,221,418	56,142	4.6
Operating expenses:
Japan	878,746	841,193	37,553	4.5
The Americas	241,474	246,432	-4,958	-2.0
Europe	243,814	219,393	24,421	11.1
Other	118,967	103,859	15,108	14.5
Corporate and eliminations	-300,163	-279,092	-21,071	7.5
Total	1,182,838	1,131,785	51,053	4.5
Operating income:
Japan	63,373	79,131	-15,758	-19.9
Operating income on sales in Japan (%)	6.7	8.6	-1.9
The Americas	9,334	2,922	6,412	219.4
Operating income on sales in The Americas (%)	3.7	1.2	2.5
Europe	11,508	8,790	2,718	30.9
Operating income on sales in Europe (%)	4.5	3.9	0.6
Other	7,626	4,540	3,086	68.0
Operating income on sales in other regions (%)	6.0	4.2	1.8
Corporate and eliminations	2,881	-5,750	8,631	-
Consolidated operating income	94,722	89,633	5,089	5.7
Other income(expenses)	-9,062	-11,237	2,175	-19.4
Income before income tax	85,660	78,396	7,264	9.3

-18-

6. Significant Accounting Policies (Consolidated)
1. Items relating to the scale of consolidation and the application of the equity method
Consolidated subsidiaries:
3 additions including Ricoh Logistics Corporation
2 removals including Finnoffice
Companies accounted for by the equity method: (No change)

2. Consolidated Accounting Policies (Summary)
(1) Principles of Consolidation

The consolidated financial statements include the accounts of Ricoh. Investments in 20% to 50% owned companies are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(2) Securities

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities," which requires certain investments in debt and equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. Available-for-sale are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold was computed based on the average cost of each security held at the time of sale.
(3) Inventories
Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.
(4) Plant and Equipment

Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation.

Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."
(5) Goodwill and Other Intangible Assets

In conformity with SFAS No.142, "Goodwill and Other Intangible Assets." goodwill and certain other intangible assets that are determined to have indefinite life are not amortized. SFAS No. 142 requires to test for impairment at least annually.

(6) Cash and Cash Equivalents

Effective from April 1, 2002, Ricoh changed its policy for definition of cash and cash equivalents on its consolidated balance sheets and consolidated statements of cash flow. Cash and cash equivalents formerly included cash, negotiable certificates of deposit, time deposits with a maturity of three months or less at the date of purchase and so on. In addition to the above, Ricoh decided to include short-term investment securities into cash equivalents which are available-for-sale at any time and present insignificant risk of changes in value, such as Money Management Funds and Free Financial Funds. Ricoh believes this change to disclose a financial status more preferable, since such short-term investment securities increase in fund operation of Ricoh.

Accompanied by this change, Ricoh restated consolidated balance sheet and consolidated statements of cash flow for prior years. The effect of this change was to increase cash and cash equivalents increased by ¥50,243 million and ¥27,664 million and to decrease equivalently Marketable securities on balance sheet as of December 31, 2001 and March 31, 2002, respectively, and net cash used in investing activities decrease by ¥6,954 million and increase by ¥15,629 million in consolidated statements of cash flow for nine months ended December 31, 2001 and year ended March 31, 2002.

-19-

(7) Use of Estimates

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3. Note
New Accounting Standards

From year ended March 31, 2003, Ricoh has adopted SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.”SFAS No. 141 requires the use of only the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method.

SFAS No. 142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill.

Ricoh has completed the transitional impairment test for existing goodwill as required by SFAS No. 142. Ricoh has determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill upon the adoption of SFAS No. 142.

-20-

Ricoh Company, Ltd.
QUARTERLY REPORT -APPENDIX- (3rd Quarter ended December 31, 2002)

1. Quarterly Performance Outline (Consolidated)

	1st Quarter ended	Change	2nd Quarter ended	Change	3rd Quarter ended	Change
	June 30, ’02%		September 30, ’02%		December 31, ’02%
Net sales (billions of yen)	428.2	4.0	428.5	5.0	420.7	4.8
Gross profit (billions of yen)	186.4	7.2	174.1	3.7	184.9	6.5
Operating income (billions of yen)	35.9	13.6	25.4	-10.2	33.3	12.3
Income before income taxes (billions of yen)	32.2	18.7	23.4	-7.7	29.9	15.9
Net income (billions of yen)	19.5	31.2	14.0	3.5	17.8	19.5
Net income per share (yen)	26.85	-	19.26	-	24.51	-
Capital expenditure (billions of yen)	17.6	-	20.8	-	16.7	-
Depreciation for tangible fixed assets (billions of yen)	16.9	-	16.9	-	17.5	-
R&D expenditure (billions of yen)	18.4	-	21.7	-	20.8	-
Interest income (expenses) net (billions of yen)	-0.7	-	-1.2	-	-0.6	-
Exchange rate (Yen/US$)	127.01	-	119.19	-	122.59	-
Exchange rate (Yen/EURO)	116.56	-	117.34	-	122.59	-

-21-

2. Quarterly Sales by Product Category (Consolidated)

								(Billions of yen)
	1Q ended June 30,'02	Change %	Change excluding exchange impact %	2Q ended Sept. 30,'02	Change %	Change excluding exchange impact %	3Q ended Dec. 31,'02	Change %	Change excluding exchange impact %
<Office Equipment>
Imaging Solutions:
Digital Imaging Systems	156.2	0.7	-2.3	153.0	-2.4	-3.6	151.4	-6.5	-8.1
Domestic	70.9	-12.7	-12.7	64.9	-8.9	-8.9	63.6	-8.6	-8.6
Overseas	85.3	15.4	9.1	88.1	3.1	0.9	87.8	-4.8	-7.7
Other Imaging Systems	63.6	-16.8	-19.8	57.3	-17.9	-19.4	56.8	-15.5	-17.4
Domestic	22.4	-19.8	-19.8	18.5	-21.5	-21.5	20.7	-15.2	-15.2
Overseas	41.2	-15.1	-19.8	38.7	-16.1	-18.2	36.1	-15.7	-18.7
Total Imaging Solutions	219.9	-5.1	-8.1	210.4	-7.2	-8.4	208.3	-9.1	-10.8
Domestic	93.3	-14.5	-14.5	83.4	-12.1	-12.1	84.3	-10.3	-10.3
Overseas	126.5	3.3	-2.3	126.9	-3.6	-5.8	123.9	-8.3	-11.2
Networking input/output systems:
Printing Systems	94.6	22.2	18.1	94.7	33.5	31.4	102.9	45.9	42.4
Domestic	40.1	27.4	27.4	41.9	21.8	21.8	44.4	26.0	26.0
Overseas	54.5	18.7	11.8	52.8	44.6	40.4	58.5	65.7	58.9
Other Input/Output Systems	15.8	56.0	55.2	13.6	40.5	38.9	14.4	14.4	13.1
Domestic	3.4	-13.2	-13.2	2.4	-26.6	-26.6	2.2	-42.2	-42.2
Overseas	12.4	100.7	99.4	11.1	76.6	74.1	12.1	40.0	38.2
Total Networking input/output systems	110.5	26.1	22.4	108.4	34.4	32.3	117.4	41.1	38.0
Domestic	43.5	22.8	22.8	44.4	17.4	17.4	46.7	19.1	19.1
Overseas	66.9	28.4	22.2	64.0	49.4	45.4	70.6	60.6	54.8
Network system solutions	46.9	-3.8	-3.9	53.1	-2.0	-2.0	40.0	-11.1	-11.1
Domestic	46.2	-4.3	-4.3	52.4	-2.2	-2.2	39.3	-11.3	-11.3
Overseas	0.6	60.8	49.6	0.6	19.8	15.2	0.7	3.6	0.4
Office Equipment Total	377.3	2.5	-0.2	371.9	2.9	1.6	365.8	2.3	0.5
Domestic	183.2	-5.1	-5.1	180.3	-3.2	-3.2	170.4	-4.1	-4.1
Overseas	194.1	10.9	5.1	191.6	9.4	6.8	195.4	8.6	5.0
< Other Businesses >
Other Businesses	50.9	15.9	14.9	56.5	21.4	20.7	54.9	25.4	24.5
Domestic	41.6	16.5	16.5	44.3	18.0	18.0	39.7	16.5	16.5
Overseas	9.2	13.2	7.6	12.1	35.3	31.7	15.1	56.7	52.6
Grand Total	428.2	4.0	1.4	428.5	5.0	3.8	420.7	4.8	3.1
Domestic	224.8	-1.7	-1.7	224.7	0.3	0.3	210.1	-0.8	-0.8
Overseas	203.4	11.0	5.2	203.8	10.7	8.0	210.5	11.1	7.4
The Americas	84.1	5.4	1.8	86.2	4.2	6.2	84.1	1.9	2.8
Europe	83.2	9.3	1.0	82.9	15.2	6.8	88.3	13.5	4.6
Other	35.9	32.5	27.0	34.6	17.9	16.1	37.9	30.4	28.1
Each category includes the following products:
Digital Imaging Systems	Digital PPCs, color PPCs, digital duplicators, facsimile machines, related supplies and services
Other Imaging Systems	Analog PPCs, diazo copiers, and related supplies including thermal paper, and services
Printing Systems	MFPs(multifunctional printers), laser printers, related supplies, services and software
Other Input/Output Systems	Optical discs and system scanners
Network System Solutions	Personal computers, PC servers, network systems, network related software, and service/support
Other Businesses	Digital cameras, analog cameras, semiconductors

Reference:	1Q ended			2Q ended			3Q ended
Exchange rate	Jun. 30, ’02			Sept. 30, ’02			Dec. 31, ’02
US$ 1	¥127.01			¥119.19			¥122.59
EURO 1	¥116.56			¥117.34			¥122.59

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3. Forecast (Consolidated)
(1) Performance Outline (Consolidated)
	Year ended March 31, 2002	Nine months ended December 31, 2002	Three months ended March 31, 2003	Year ended March 31, 2003
			(Forecast)	(Forecast)
Net sales (billions of yen)	1,672.3	1,277.5	460.4	1,738.0
(% change from the previous corresponding period)	8.7	4.6	2.1	3.9
Gross profit (billions of yen)	699.9	545.5	195.4	741.0
(% change from the previous corresponding period)	14.1	5.8	6.0	5.9
Operating income (billions of yen)	129.6	94.7	43.2	138.0
(% change from the previous corresponding period)	23.4	5.7	8.0	6.4
Income before income taxes (billions of yen)	113.9	85.6	39.4	125.1
(% change from the previous corresponding period)	16.6	9.3	10.9	9.8
Net income (billions of yen)	61.6	51.3	21.8	73.2
(% change from the previous corresponding period)	15.8	18.5	19.4	18.8
Net income per share (yen)	88.27	70.62	30.38	101.00
Capital expenditure (billions of yen)	75.6	55.1	19.9	75.0
Depreciation for tangible fixed assets (billions of yen)	73.7	51.4	18.7	70.0
R&D expenditure (billions of yen)	80.7	61.0	22.5	83.5
Interest income (expenses) net (billions of yen)	-3.4	-2.6	-0.4	-3.1
Exchange rate (Yen/US$)	125.10	122.92	118.00	121.70
Exchange rate (Yen/EURO)	110.60	118.84	125.00	120.37

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(2) Sales by Product Category (Consolidated)
								(Billions of yen)
	Nine months ended Dec.31,'02	Three months ended March 31,2003				Year ended March 31,2003
		Forecast	Change %	Forecast(*)	Change %	Forecast	Change %	Forecast(*)	Change %
<Office Equipment>
Imaging Solutions:
Digital Imaging Systems	460.8	173.8	-3.7	177.6	-1.6	634.7	-3.0	629.3	-3.8
Domestic	199.4	66.5	-8.5	66.5	-8.5	266.0	-9.8	266.0	-9.8
Overseas	261.3	107.3	-0.5	111.1	3.0	368.7	2.5	363.3	1.0
Other Imaging Systems	177.8	55.6	-15.8	57.0	-13.8	233.5	-16.5	230.2	-17.7
Domestic	61.6	17.8	-16.5	17.8	-16.5	79.5	-18.3	79.5	-18.3
Overseas	116.1	37.8	-15.4	39.2	-12.4	154.0	-15.6	150.7	-17.4
Total Imaging Solutions	638.6	229.5	-6.9	234.6	-4.9	868.2	-7.1	859.5	-8.0
Domestic	261.1	84.3	-10.3	84.3	-10.3	345.5	-11.9	345.5	-11.9
Overseas	377.5	145.1	-4.9	150.3	-1.5	522.7	-3.6	514.0	-5.2
Networking input/output systems:
Printing Systems	292.3	105.1	31.0	107.0	33.5	397.5	32.8	392.3	31.1
Domestic	126.4	49.5	23.6	49.5	23.6	176.0	24.6	176.0	24.6
Overseas	165.9	55.5	38.5	57.5	43.4	221.5	40.2	216.3	37.0
Other Input/Output Systems	43.9	12.0	-3.7	12.3	-0.8	56.0	24.4	55.9	24.3
Domestic	8.2	1.7	-51.5	1.7	-51.5	10.0	-33.2	10.0	-33.2
Overseas	35.7	10.2	15.9	10.6	20.0	46.0	53.1	45.9	53.0
Total Networking input/output systems	336.3	117.1	26.3	119.4	28.9	453.5	31.7	448.3	30.2
Domestic	134.6	51.3	17.3	51.3	17.3	186.0	19.0	186.0	19.0
Overseas	201.6	65.8	34.4	68.1	39.2	267.5	42.3	262.3	39.5
Network system solutions	140.1	54.6	-7.3	54.7	-7.2	194.8	-5.9	194.7	-5.9
Domestic	138.0	53.9	-7.5	53.9	-7.5	192.0	-6.2	192.0	-6.2
Overseas	2.0	0.7	13.8	0.7	17.8	2.8	20.1	2.7	17.3
Office Equipment Total	1,115.1	401.3	0.8	408.8	2.6	1,516.5	2.1	1,502.6	1.2
Domestic	533.9	189.5	-3.3	189.5	-3.3	723.5	-3.9	723.5	-3.9
Overseas	581.2	211.7	4.7	219.2	8.4	793.0	8.3	779.1	6.4
< Other Businesses >
Other Businesses	162.3	59.1	12.3	59.5	13.2	221.5	18.5	220.8	18.1
Domestic	125.8	45.6	8.5	45.6	8.5	171.5	14.6	171.5	14.6
Overseas	36.5	13.4	27.8	13.9	32.3	50.0	33.9	49.3	32.0
Grand Total	1,277.5	460.4	2.1	468.3	3.9	1,738.0	3.9	1,723.4	3.1
Domestic	659.7	235.2	-1.2	235.2	-1.2	895.0	-0.8	895.0	-0.8
Overseas	617.7	225.2	5.8	233.1	9.6	843.0	9.5	828.4	7.6
The Americas	254.6	86.3	-10.5	96.9	0.5	341.0	-0.2	351.0	2.7
Europe	254.5	102.4	20.1	95.2	11.7	357.0	14.7	330.5	6.2
Other	108.6	36.3	17.5	40.9	32.2	145.0	24.3	146.8	25.9
* Excluding foreign exchange impact
Each category includes the following products:
Digital Imaging Systems	Digital PPCs, color PPCs, digital duplicators, facsimile machines, related supplies and services
Other Imaging Systems	Analog PPCs, diazo copiers, and related supplies including thermal paper, and services
Printing Systems	MFPs(Multifunctional printers), laser printers, related supplies, services and software
Other Input/Output Systems	Optical discs and system scanners
Network System Solutions	Personal computers, PC servers, network systems, network related software, and service/support
Other Businesses	Digital cameras, analog cameras, semiconductors

Reference:
	Year ended	1Q ended	2Q ended	3Q ended	4Q ended	Year ended
Exchange rate	Mar. 31, ’02	Jun. 30, ’02	Sept. 30, ’02	Dec. 31, ’02	Mar. 31, ’03	Mar. 31, ’03
US$ 1	¥125.10	¥127.01	¥119.19	¥122.59	¥118.00	¥121.70
EURO 1	¥110.60	¥116.56	¥117.34	¥122.59	¥125.00	¥120.37

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